China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY A SUBSIDIARY – CHINA RESOURCES JINHUA CO., LTD.

On 20th October, 2004, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial report of CR Jinhua for the third quarter and for the nine months ended 30th September, 2004 which will be published in the newspapers in the PRC on 21st October, 2004. The unaudited financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the third quarter and for the nine months ended 30th September, 2004. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 20th October, 2004, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial report of CR Jinhua for the third quarter and for the nine months ended 30th September, 2004 which will be published in the newspapers in the PRC on 21st October, 2004.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the third quarter and for the nine months ended 30th September, 2004.

	From 1st July, 2004 to 30th September, 2004		From 1st July, 2003 to 30th September, 2003		From 1st January, 2004 to 30th September, 2004		From 1st January, 2003 to 30th September, 2003	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	147,219	138,755	124,164	117,025	450,953	425,026	329,772	310,812
Profit/(loss) before income tax	(1,507)	(1,420)	4,008	3,778	10,405	9,807	21,972	20,708
Income tax	(1,505)	(1,418)	(721)	(680)	(3,996)	(3,766)	(5,533)	(5,215)
Profit/(loss) after income tax	(3,012)	(2,838)	3,287	3,098	6,409	6,041	16,439	15,493
Minority interests	(2,550)	(2,403)	(950)	(895)	(6,295)	(5,933)	(3,758)	(3,542)
Profit/(loss) attributable to shareholders	(5,562)	(5,241)	2,337	2,203	114	108	12,681	11,951

Notes:

The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.061.

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the third quarter and for the nine months ended 30th September, 2004 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 20th October, 2004

As at that date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

The Standard 21/10/2004